SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA • ASIA PACIFIC • EUROPE

September 28, 2020

Confidential

Marc Thomas

Cara Lubit

Tonya K. Aldave

Dietrich King

Re: Hywin Holdings Ltd.

Response to the Staff’s Comment Letter Dated September 4, 2020

Dear Mr. Marc Thomas, Ms. Cara Lubit, Ms. Tonya K. Aldave and Mr. Dietrich King,

On behalf of our client, Hywin Holdings Ltd., a foreign private issuer organized under the laws of Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 4, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 11, 2020 relating to its proposed initial public offering of American depositary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing herewith its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

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Prospectus Summary

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 5

1.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.

Partners | Constance Choy H.M., Desmond Ang C.K., (Christopher) Cheng C.H., Meng Ding, Gloria Lam S.C., (Sherlyn) Lau S.Y., Linh Hue Lieu, Mengyu Lu,

Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Yan Zhang

Registered Foreign Lawyers | Joy Lam (New South Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*,

(Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*, Damien Yeow N.W. (Singapore)°, (Julia) Zhu Q. (New York)°

Consultants | Hon Au Yeung, Catherine Chan K.Y., Anna Chow H.Y., Huberta Chow X.L., Dominic D. James, David K. Lee, (Winnie) Mak T.M., Dominic Sze C.K.,

Douglas Tsang C.L., Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Claudia Yu K.W., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

The Company undertakes that, if any written communication as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”) is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

Risk Factors, page 12

2.	Please include a risk factor to address continuing anti-government protests in Hong Kong and their potential impact on your business, or tell us why you believe this is not a significant factor for your company or offering.

The Company respectfully advises the Staff that in spite of the anti-government protests and unrest in Hong Kong, the business community (including financial services) has demonstrated strong resilience and Hong Kong continues to retain its standing as a leading global financial center. In this regard, the Company respectfully submits that the anti-government protests in Hong Kong has not had and will not have any material impact on its business in Hong Kong.

Our business may be deemed as a foreign investment under Foreign Investment Law, page 27

3.	Please update your disclosure in this risk factor as it appears that the Foreign Investment Law already took effect in January 2020.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 123 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Major Factors Affecting Our Results of Operations

Business and Product Mix, page 59

4.	Please revise to disclose here, and elsewhere as appropriate, online platform revenues recognized in fiscal 2018, in order for the reader to understand the trends in regard to the discontinuation of these product offerings.

In response to the Staff’s comment, the Company has revised the disclosure on pages 60, 63 and 76 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that net revenues from the Haiyinhui online platform are recognized under “other financial products” in the tabular breakdown on page 64 of the Revised Draft Registration Statement.

5.	Please revise to disclose the revenues recognized from secondary market products in 2018 as compared to 2019 as a result of the strategic shift in product offerings. Further, disclose the revenues recognized from private equity products sold in 2019.

The Company respectfully advises the Staff that the strategic shift occurred at the end of fiscal 2019/start of fiscal 2020 when it disposed of Hywin Asset Management and acquired Shenzhen Panying in June 2019 and August 2019, respectively.

Accordingly, as the asset management revenue in fiscal 2018 and fiscal 2019 was attributable to Hywin Asset Management which was focused on investment in secondary market products, the Company respectfully submits that disclosing a breakdown between asset management revenue recognized from secondary market products and private equity/venture capital products for these periods would not be meaningful for investors. The Company has updated pages 60 and 64 of the Revised Draft Registration Statement to clarify that the strategic shift occurred in June/August 2019.

The Company will include a discussion of its financial performance for fiscal 2020 when the financial statements for the year ended June 30, 2020 are available, and the change in net revenues as a result of the strategic shift in product offerings from secondary market products to private equity/venture capital products from June/August 2019 will be evident then.

6.	Please revise to provide an AUM roll-forward of activity for the periods presented, which would enable the reader to clearly understand the strategic shifts in business operations and products offered as determined by management.

Similar to the Company’s response to the Staff’s comment 5 above, the Company respectfully advises the Staff that in respect of its asset management business, the strategic shift occurred at the end of fiscal 2019/start of fiscal 2020 when it disposed of Hywin Asset Management and acquired Shenzhen Panying in June 2019 and August 2019, respectively. As such, the AUM for fiscal 2018 and fiscal 2019 relates to Hywin Asset Management’s AUM.

In addition, the Company respectfully advises that the strategic shift in its asset management business relates to a change in investment focus from secondary market products to private equity/venture capital products, and does not involve a roll-over/movement of AUM from the former to the latter product category as the AUM for both product categories were managed by entities with distinct asset allocation strategies and licenses.

In view of the above, the Company respectfully submits that presenting an AUM roll-forward of activity for fiscal 2018 and fiscal 2019 would not be meaningful for investors.

7.	Please revise to disclose whether there is any specific length of time the clients funds have to be invested or whether they can manage their investments on an ongoing basis, making investment changes, withdrawals, or deposits at any point in time.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 109 of the Revised Draft Registration Statement as it respectfully submits that the requested revisions are more appropriately included there.

Wealth Management Services, page 61

8.	Please revise to clarify whether performance based fees are based on an individual investor exiting their individual position in a fund product or based upon an entire fund closing or exiting its existing operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of the Revised Draft Registration Statement.

9.	Please revise to provide a specific and thorough discussion of the real estate products offered, as well as changes in product mix within this category, fee rate trends, and related drivers.

In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Revised Draft Registration Statement.

10.	Please revise to expand your discussion of distribution commissions for each type of wealth management product offered to investors. Your expanded disclosures should include discussion of when commissions are paid and provide enough detail for readers to understand differences in fee structures among the products and see how changes in product mix would impact fee trends.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63 of the Revised Draft Registration Statement.

In terms of changes in product mix, the tables on page 64 of the Revised Draft Registration Statement already provides a breakdown by transaction value and net revenue across the different wealth management product categories for the periods presented.

Asset Management Services, page 63

11.	Please revise to disclose your accounting for the disposition of Hywin Asset Management to shareholders in June 2019.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Revised Draft Registration Statement.

12.	Please revise to disclose the nature and terms of the August 2019 acquisition of Shenzhen Panying Asset Mngt Co, Ltd. (the PRC fund manager licensed in private equity investments).

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Critical Accounting Policies, Judgments and Estimates

Revenue Recognition, page 65

13.	As it relates to the performance-based income, please revise to describe the normal term length of each of the contracts and indicate if the term length is the period of time for which an investor must remain invested, the term of the contractual agreement with the financial product issuer, or some other element.

In response to the Staff’s comment, the Company has revised the disclosure on page 68 and F-20 of the Revised Draft Registration Statement.

The Company respectfully submits that contractual length is irrelevant to performance-based income as such income is typically recognized when the fund liquidates. Further, for funds with performance-based income, investors must typically remain invested until the fund liquidates.

Insurance brokerage services, page 72

14.	Please revise to discuss and quantify the different types of insurance products sold so that a reader can better understand the underlying trends. If the products sold generate different commissions earned, this and related trends should also be addressed.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Revised Draft Registration Statement as it respectfully submits that the requested revisions are more appropriately included there.

Net revenues, page 72

15.	Please revise to quantify related party revenues recognized by product line type for each of the periods presented. Expenses incurred and associated with these revenues should also be quantified within each of the different operating and expense lines. In addition, given the significant level of revenues recognized during the periods presented, please discuss the nature and terms of the contractual agreements with these related parties, individual names of these entities, and the nature of the related party relationship.

In response to the Staff’s comment, the Company has revised the disclosure on pages 75 and 76 of the Revised Draft Registration Statement, and included a cross-reference to the Related Party Transactions section which we have also revised to address the Staff’s comment in item 24.

Liquidity and Capital Resources

Operating Activities, page 75

16.	Please revise the summary of cash flow information presented to separately disclose restricted cash for the periods presented.

In response to the Staff’s comment, the Company has updated the table on page 78 of the Revised Draft Registration Statement.

17.	Please revise to more fully discuss the changes in the commission payment method and payment schedules, which appear to have occurred during both fiscal 2018 and 2019, as well as the reasons for the changes.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 of the Revised Draft Registration Statement.

Customer Concentration Risk, page 77

18.	Please disclose the identity of the customers who accounted for 16% of your total revenues for the year ended June 30, 2019, as well as the two customers who accounted for 27% and 20% your total revenues for the fiscal year 2018. In addition, revise the last risk factor on page 16 accordingly.

The Company respectfully advises the Staff that its key customers have not been named in the disclosure or the notes to the financial statements due to confidentiality obligations in the customer contracts, although the Company would be amenable to sharing their names with the Staff on a strictly confidential basis, if requested.

The Company would also like to respectfully highlight that the customer accounting for 27% of the Company’s total revenues for fiscal 2018 is a related party, Shenzhen Five Bulls Equity Investment Fund Management Co., Ltd., an entity controlled by an immediate family member of our founder, controlling shareholder and chairman of the board, Mr. Han Hongwei.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk, page 77

19.	Please revise to provide a discussion of the credit risk relating to deposits made to suppliers, including disclosure and quantification of the deposits made and payments received for each period, description of how they arise, and the business purpose of these activities.

The Company respectfully advises the Staff that it has no material deposits to suppliers, save for the prepayment and deposit of rental and property management fees in relation to its leased premises, which comprise approximately 95% of its total prepayments for each of fiscal 2018 and fiscal 2019. As such, the Company respectfully submits that it would not be meaningful to update the discussion on credit risk to mention these typical prepaid and deposited fees.

Industry

Competitive Landscape, page 85

20.	Please disclose the names of Company Group A and Companies B, C and D referenced in this section, as well as Companies E and F referenced on page 86.

The Company respectfully advises the Staff that while its major competitors are named in the CIC industry report, they have not been named in the disclosure as we do not have their consent to disclose their names. However, the Company would be amenable to sharing their names with the Staff on a strictly confidential basis, if requested.

Business, page 97

21.	We note your disclosure on page 102 about your international presence and your disclosure on page 112 that you have several offices in the United States. Please revise your disclosure to describe your current business activities outside China and disclose the locations of your office in the United States and other locations outside China, or tell us why you believe this information is not material.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement.

Partnership culture, experienced management team with global perspective, page 101

22.	Please briefly explain what “Global Strategy” and “Wealth+” Strategy Suite mean.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

Our Services

Wealth Management Services, page 103

23.	Please revise to disclose the annualized returns for the publicly raised fund products and the other financial products as has been done for the privately raised fund products for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosure relating to “publicly raised fund products” on page 108 of the Revised Draft Registration Statement.

The Company has not provided the annualized returns for “other financial products” as this category was attributable to products distributed through its Haiyinhui online platform which ceased operations in April 2018, before the year ended June 30, 2018.

Related Party Transactions, page 136

24.	We note that you provide references to other sections in the prospectus for some related party transactions. Those sections do not specify the relationship between you and the related party. Please revise or include this information here. Similarly, describe the nature of the relationship between you and (1) Yinling Group Entities, (2) Five Bulls Group Entities, (3) Yushang Group Co., Ltd.,. and (4) Real Estate Group Entities listed on page 136. In addition, disclose the nature of the relationship to the entities listed on page 137 under subheading “Loans from/to Related Parties.” Refer to Item 7.B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 140 and 141 of the Revised Draft Registration Statement.

Jury Trial Waiver, page 156

25.

We note your disclosure regarding the waiver of jury trial provision. Please revise your disclosure to:

•  clarify whether the provision applies to purchasers in secondary transactions; and

•  include a new risk factor in the risk factor section of the prospectus discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you or the depositary.

Finally, please ensure that your deposit agreement states that the waiver of jury trial provision applies to claims made under the federal securities laws and that by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on pages 48 and 160 of the Revised Draft Registration Statement.

The Company will ensure that the deposit agreement includes the waiver of jury trial provision referenced above.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

(g) Accounts Receivable, net, page F-14

26.	Please revise to include an accounts receivable roll-forward and an aging analysis for the amounts due from third parties for the periods presented. In addition, discuss the contractual repayment terms for these receivables.

In response to the Staff’s comment, page F-15 of the Revised Draft Registration Statement have been revised.

o) Revenue Recognition

Wealth management service, page F-18

27.

We note your revenue recognition disclosures here and in your Critical Accounting Policies. In regard to the one-time distribution commission from the financial product issuer, please revise to address the items below.

•  Discuss the performance obligations of the company in order to earn the commission.

•  Indicate whether the commissions are earned with each individual investment or if they are received upfront and are based upon a certain sales quota.

•  Tell whether the commissions and recognition of revenue differ among the types of wealth management products offered.

•  Address the commission payment arrangements, indicating if receipt of the commission is subject to any conditions between the investor and the financial product issuer.

In response to the Staff’s comment, page F-20 of the Revised Draft Registration Statement has been revised.

Insurance brokerage service, page F-19

28.

In regard to the one-time commissions received for serving as an insurance broker to the insurance company, please revise to address the items below.

•  Tell us the performance obligations of the company in order to earn the commission, define the cooling off period, and explain how it impacts these obligations.

•  Indicate whether commissions are earned with each individual insurance transaction or if they are received upfront and are based upon a certain sales quota.

•  Indicate how often the commission amounts are reviewed and amended under the agreements, how these actions impact revenue recognition, and why they are applied prospectively.

•  Describe in detail the clawback provisions that impact the recognition of revenue, quantifying these provisions in each of the periods presented.

•  Discuss the commission payment arrangements once the performance obligations have been fulfilled.

In response to the Staff’s comment, pages F-20 and F-21 of the Revised Draft Registration Statement have been revised.

Note 15. Related Party Balances and Transactions, page F-33

29.	Please revise to include an accounts receivable roll-forward and an aging analysis for the amounts due from related parties for the periods presented. In addition, discuss the contractual repayment terms for these receivables.

In response to the Staff’s comment, page F-35 of the Revised Draft Registration Statement has been revised.

General

30.	We note that throughout the prospectus you often describe the industry you’re your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.

In response to the Staff’s comment, the Company has made the necessary revisions throughout the prospectus and also deleted references to CAGR for 2017-2019 as the Company submits that the period is too short for CAGR to be meaningful.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 2509 7858 or via e-mail at meng.ding@sidley.com. If you have any questions regarding the audit-related matters, please contact the audit engagement partner at Marcum BP, Charles Yin, by telephone at +86-133 1619 6688, or by email charles.yin@marcumbp.com. Marcum BP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Meng Ding

Meng Ding

Enclosures

cc:	Hongwei Han, Chairman of the Board, Hywin Holdings Ltd.

Dian Wang, Chief Executive Officer, Hywin Holdings Ltd.

Huichuan Zhou, Chief Financial Officer, Hywin Holdings Ltd.

Gui Wang, Vice President, Hywin Holdings Ltd.

Charles Yin, Partner, Marcum BP

Fang Liu, Partner, VCL Law LLP